Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-09

PolyMet seeks state Supreme Court review of lower court air permit ruling

St. Paul, Minn., April 21, 2020 – Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, today filed a Petition for Review to the Minnesota Supreme Court seeking to overturn a state Court of Appeals ruling March 23, that remanded the company’s air permit to the Minnesota Pollution Control Agency (MPCA).

PolyMet is seeking Supreme Court review to clarify when a court of appeals can require an agency to make additional findings and whether it can presume without evidence that an agency will not enforce its permits. “The Court of Appeals’ decision creates regulatory uncertainty that could have far-reaching, negative implications for businesses seeking permits in the state,” said Jon Cherry, president and CEO.

This is the second petition the company has made to the Supreme Court to review a Court of Appeals’ decision. The Supreme Court on March 25 granted petitions for review from both PolyMet and the Department of Natural Resources’ (DNR) on a ruling from the lower court remanding the Permit to Mine and dam safety permits to the DNR.

Cherry said the company remains determined and confident that it will advance its copper-nickel-precious metal mine on the Iron Range, creating more than 1,000 direct and spinoff jobs and approximately two million hours of construction labor. “It’s one way Minnesota can meaningfully contribute to climate change solutions by furnishing the copper, nickel, cobalt and other metals that are so critical to the manufacture of renewable energy technologies such as solar arrays and wind turbines, and electric vehicles,” he said.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.